                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F [  x  ]                    Form 40-F  [     ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [     ]                          No [  x  ]

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) : 82-      .]

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1: An English-language translation of documents with respect to the Results of POSCO's 35th Ordinary General Meeting of Shareholders.

EXHIBIT 99.1

        RESULTS OF POSCO'S 35TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

     1.   Approval of Financial Statements

          -    Total Assets (KRW): 17,244,486 million

          -    Total Liabilities (KRW): 5,922,906 million

          -    Paid-in Capital (KRW): 482,403 million

          -    Shareholder's Equity (KRW): 11,321,580 million

          -    Sales (KRW): 11,728,595 million

          -    Ordinary Profit (KRW): 1,465,444 million

          -    Net Profit (KRW): 1,101,325 million

          -    Net Profit per Share (KRW): 13,442

     2.   Approval of Details of Dividends

          -    Cash Dividend (including interim dividend): 286,057,494,500(KRW)

          -    Dividends per share (KRW): 3,000

          -    Payout Ratio: 26.0%

     3.   Approval of Partial Amendments to the Articles of Incorporation

     4. Approval of Election of Directors and Election of Members of Audit Committee

          -    Appointment of Directors: Choi, Kwang-Woong (Standing Director)

                                         Kim, Han-Kyoung, (Outside Director)

          -    Appointment of Members of Audit Committee: Kim.E., Han,
               Yoo, Hyun-Shik

     5.   Approval of Directors' Remuneration

          - The ceiling amount of total remuneration for the Directors for the 2003 fiscal year shall be 3.5 billion KRW.

          - Actual amount of remuneration paid to 15 directors in the 2002 fiscal year:

                     2.8 billion KRW (Approved ceiling: 3.15 billion KRW)

          - Total number of Directors for the 2003 fiscal year will be 15 as for 2002

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     POSCO
                                                     ------------
                                                     (Registrant)

Date   March 14, 2003                           By   /s/ Sohn, Yong-Ho
---------------------                           --------------------------------
                                                     (Signature)*


                                              Name: Sohn Yong-Ho
                                              Title: General Manager of Finance
                                                     Management Department